Subsidiaries of Enterra Energy Trust	Jurisdiction of Incorporation

Enterra Energy Commericial Trust	Alberta, Canada
Enterra Energy Corp.	Alberta, Canada
Enterra Energy Partner Corp	Alberta, Canada
Enterra Energy Production Partnership	Alberta, Canada
Enterra US Acquisition Inc.	Delware, U.S.A.
Enterra Acquisitions Corp.	Delware, U.S.A.
Altex Energy Corp.	Delware, U.S.A.
Enterra ExchangeCo Ltd.	Alberta, Canada